August 31, 2010

Via EDGAR and FEDEX
Mr. Michael R. Clampitt
Senior Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Capital Bank Corporation
Registration Statement on Form S-1/A
Filed August 6, 2010
File No. 333-168408

Dear Mr. Clampitt:

This letter responds to your comment letter of August 26, 2010 regarding the Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-168408) (the “Registration Statement”) filed on August 6, 2010 by Capital Bank Corporation (the “Company”) with the Securities and Exchange Commission (the “Commission”). With the consent of the Commission, we are supplementally providing a draft Pre-Effective Amendment No. 2 to the Registration Statement reflecting: (1) the Commission’s comments and the Company’s responses as set forth in this letter; (2) comments from the Financial Industry Regulatory Authority, Inc. (“FINRA”) and (3) a new “Recent Developments” section for preliminary third quarter financial results.

This letter includes each comment from the Commission’s letter in bold with the Company’s response set forth immediately below. We have repeated the paragraph numbers from your letter for your convenience.

Form S-l/A filed August 6, 2010

General

1.	Prior to the effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the underwriters’ compensation.

RESPONSE:

The Company hereby advises the Staff that promptly after its receipt of the letter from FINRA indicating whether it objects to the underwriters’ compensation, the Company will furnish the Staff with a copy of such letter.

Risk Factors, page 9

General

2.	Please consider adding risk factors for the following items or advise us as to why you believe such factors are not risks to investors:

Mr. Michael R. Clampitt
August 31, 2010

•	trends in loan delinquencies at June 30, 2010, December 31, 2009 and June 30, 2009;

RESPONSE:

The Company acknowledges the Staff’s comment, and the Company has revised the disclosure on page 15 of the Registration Statement in response to the Staff’s comment.

•	growth in and sales of OREO at June 30, 2010, December 31, 2009 and June 30, 2009;

RESPONSE:

The Company acknowledges the Staff’s comment, and the Company has revised the disclosure on page 16 of the Registration Statement in response to the Staff’s comment.

•	trends in loans not modified but with terms extended at June 30, 2010, December 31, 2009 and June 30, 2009; and

RESPONSE:

The Company acknowledges the Staff’s comment, and the Company has revised the disclosure on pages 15–16 of the Registration Statement in response to the Staff’s comment.

•	management’s ownership interest may decline from ___ (use percentage held at December 31, 2009) to ___% if all shares are sold and management does not buy any shares in the offering.

RESPONSE:

The Company acknowledges the Staff’s comment, and the Company has revised the disclosure on page 22 of the Registration Statement in response to the Staff’s comment.

Our real estate and land acquisition and development loans ..., page 11

3.
Please revise this risk factor to disclose the total amount of nonperforming real estate land loans, construction loans and acquisition and development loans as of June 30, 2010, March 31, 2010 and December 31, 2009.

RESPONSE:

The Company acknowledges the Staff’s comment, and the Company has revised the disclosure on page 13 of the Registration Statement in response to the Staff’s comment.

Our non-owner occupied commercial real estate loans ..., page 12

4.	Please revise this risk factor to disclose the total amount of nonperforming non-owner occupied commercial real estate loans as of June 30, 2010, March 31, 2010 and December 31, 2009.

RESPONSE:

The Company acknowledges the Staff’s comment, and the Company has revised the disclosure on page 13 of the Registration Statement in response to the Staff’s comment.

Mr. Michael R. Clampitt
August 31, 2010

Repayment of our commercial business loans ..., page 12

5.	Please revise this risk factor to disclose the total amount of nonperforming commercial business loans as of June 30, 2010, March 31, 2010 and December 31, 2009.

RESPONSE:

The Company acknowledges the Staff’s comment, and the Company has revised the disclosure on page 13 of the Registration Statement in response to the Staff’s comment.

If our allowance for loan losses is not adequate ..., page 14

6.
Please revise this risk factor to disclose the allowance for loan losses as of June 30, 2010, March 31, 2010 and December 31, 2010.  Please also disclose the ratio of the allowance for loan losses to total nonperforming loans as of the same periods.  We note that this is disclosed elsewhere in the filing.

RESPONSE:

The Company acknowledges the Staff’s comment, and the Company has revised the disclosure on page 15 of the Registration Statement in response to the Staff’s comment.

* * * *

If we can be of further assistance in facilitating your review of the above responses, please do not hesitate to contact me by phone at (919) 645-3494 or email at gyarber@capitalbank.com.

Sincerely,

/s/ B. Grant Yarber
B. Grant Yarber
Chief Executive Officer

cc:           Margaret N. Rosenfeld, Esq.